Insured: RAMIUS IDF LLC   Date: March 31, 2015

Producer: FRANK CRYSTAL & CO INC.

Company: FEDERAL INSURANCE COMPANY

THIS BILLING IS TO BE ATTACHED TO AND FORM PART OF THE BOND REFERENCED BELOW.

NOTE: PLEASE RETURN THIS BILL WITH REMITTANCE AND NOTE HEREON ANY CHANGES. BILL
           WILL BE RECEIPTED AND RETURNED TO YOU PROMPTLY UPON REQUEST.

PLEASE REMIT TO PRODUCER INDICATED ABOVE. PLEASE REFER TO:

EFFECTIVE DATE	BOND NUMBER	COVERAGE		PREMIUM
February 28, 2015	82209632	NEWLINE - ICAP BOND		$ 1,500.00
To				
February 28, 2016				
0% Commission				
			TOTAL	$ 1,500.00

POLICYHOLDER
DISCLOSURE NOTICE OF
TERRORISM INSURANCE COVERAGE
(for policies with no terrorism exclusion or sublimit)

You are hereby notified that, under the Terrorism Risk Insurance Act (the "Act"), effective December 26, 2007, this policy makes available to you insurance for losses arising out of certain acts of terrorism. Terrorism is defined as any act certified by the Secretary of the Treasury, in concurrence with the Secretary of State and the Attorney General of the United States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States Mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

You should know that the insurance provided by your policy for losses caused by acts of terrorism is partially reimbursed by the United States under the formula set forth in the Act. Under this formula, the United States pays 85% of covered terrorism losses that exceed the statutorily established deductible to be paid by the insurance company providing the coverage.

However, if aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a Program Year (January 1 through December 31), the Treasury shall not make any payment for any portion of the amount of such losses that exceeds $100 billion.

10-02-1281 (Ed. 1/2003)

If aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a Program Year (January 1 through December 31) and we have met our insurer deductible under the Act, we shall not be liable for the payment of any portion of the amount of such losses that exceeds $100 billion, and in such case insured losses up to that amount are subject to pro rata allocation in accordance with procedures established by the Secretary of the Treasury.

The portion of your policy's annual premium that is attributable to insurance for such acts of terrorism is: $ **-0-.**

If you have any questions about this notice, please contact your agent or broker.

10-02-1281 (Ed. 1/2003)

IMPORTANT NOTICE TO POLICYHOLDERS

All of the members of the Chubb Group of Insurance companies doing business in the United States (hereinafter "Chubb") distribute their products through licensed insurance brokers and agents ("producers"). Detailed information regarding the types of compensation paid by Chubb to producers on US insurance transactions is available under the Producer Compensation link located at the bottom of the page at www.chubb.com, or by calling 1-866-588-9478. Additional information may be available from your producer.

Thank you for choosing Chubb.

Important Notice:

The SEC Requires Proof of Your Fidelity Insurance Policy

Your company is now required to file an electronic copy of your fidelity insurance coverage (Chubb's ICAP Bond policy) to the Securities and Exchange Commission (SEC), according to rules adopted by the SEC on June 12, 2006.

Chubb is in the process of providing your agent/broker with an electronic copy of your insurance policy as well as instructions on how to submit this proof of fidelity insurance coverage to the SEC. You can expect to receive this information from your agent/broker shortly.

The electronic copy of your policy is provided by Chubb solely as a convenience and does not affect the terms and conditions of coverage as set forth in the paper policy you receive by mail. The terms and conditions of the policy mailed to you, which are the same as those set forth in the electronic copy, constitute the entire agreement between your company and Chubb.

If you have any questions, please contact your agent or broker.

Form 14-02-12160 (ed. 7/2006)

Chubb Group of Insurance Companies

15 Mountain View Road, Warren, New Jersey 07059

DECLARATIONS
FINANCIAL INSTITUTION INVESTMENT COMPANY ASSET PROTECTION BOND

NAME OF ASSURED (including its **Subsidiaries**):

RAMIUS IDF LLC

599 LEXINGTON AVE
NEW YORK, NY 10022

Bond Number: 82209632

FEDERAL INSURANCE COMPANY

Incorporated under the laws of Indiana
a stock insurance company herein called the COMPANY

Capital Center, 251 North Illinois, Suite 1100
Indianapolis, IN 46204-1927

ITEM 1. BOND PERIOD: from 12:01 a.m. on February 28, 2015
to 12:01 a.m. on February 28, 2016

ITEM 2. LIMITS OF LIABILITY--DEDUCTIBLE AMOUNTS:

If "Not Covered" is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference shall be deemed to be deleted. **There shall be no deductible applicable to any loss under INSURING CLAUSE 1. sustained by any Investment Company.**

INSURING CLAUSE		LIMIT OF LIABILITY	DEDUCTIBLE AMOUNT
1.	Employee	$ 750,000	$ 0
2.	On Premises	$ 750,000	$ 15,000
3.	In Transit	$ 750,000	$ 15,000
4.	Forgery or Alteration	$ 750,000	$ 15,000
5.	Extended Forgery	$ 750,000	$ 15,000
6.	Counterfeit Money	$ 750,000	$ 15,000
7.	Threats to Person	$ 750,000	$ 15,000
8.	Computer System	$ 750,000	$ 15,000
9.	Voice Initiated Funds Transfer Instruction	$ 750,000	$ 15,000
10.	Uncollectible Items of Deposit	$ 25,000	$ 15,000
11.	Audit Expense	$ 25,000	$ 15,000

ITEM 3. THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:

1 - 9

IN WITNESS WHEREOF, THE COMPANY has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by an authorized representative of the Company.

Maureen A. Brundage
Secretary

Paul J. Krump
President

Countersigned by March 31, 2015

Authorized Representative

The COMPANY, in consideration of payment of the required premium, and in reliance on the APPLICATION and all other statements made and information furnished to the COMPANY by the ASSURED, and subject to the DECLARATIONS made a part of this Bond and to all other terms and conditions of this Bond, agrees to pay the ASSURED for:

Insuring Clauses

Dishonesty

1. A. Employee

Loss resulting directly from dishonest acts, other than stated in 1.B. below, of any **Employee**, committed alone or in collusion with others except with a director or trustee of the ASSURED who is not an **Employee**, which result in improper personal financial gain to either such **Employee** or other natural person acting in collusion with such **Employee**, or which acts were committed with the intent to cause the ASSURED to sustain such loss.

B. Trade or Loan

Loss resulting directly from dishonest acts of any **Employee**, committed alone or in collusion with others except with a director or trustee of the ASSURED who is not an **Employee**, which arises totally or partially from:

(1) any **Trade**, or

(2) any **Loan**,

provided, however, the ASSURED shall first establish that the loss was directly caused by dishonest acts of any **Employee** which result in improper personal financial gain to such **Employee** and which acts were committed with the intent to cause the ASSURED to sustain such loss.

Notwithstanding the foregoing, when a loss is covered under this INSURING CLAUSE and the **Employee** was acting in collusion with others and intended to receive improper personal financial gain, but said **Employee** failed to derive such improper personal financial gain, such loss will nevertheless be covered under this INSURING CLAUSE as if the **Employee** had obtained such improper personal financial gain provided that the ASSURED establishes that the **Employee** intended to receive such improper personal financial gain.

C. General Agent

Loss resulting directly from dishonest acts of any **General Agent**, committed alone on in collusion with others except with a director or trustee of the ASSURED who is not an **Employee**, provided, however, the ASSURED shall first establish that the loss was directly caused by dishonest acts of any **General Agent**, which result in improper personal financial gain to such **General Agent** and which acts were committed with the intent to cause the ASSURED to sustain such loss.

Insuring Clauses

Dishonesty
(continued)

D. Soliciting Agent

Loss resulting directly from dishonest acts of any **Soliciting Agent**, committed alone on in collusion with others except with a director or trustee of the ASSURED who is not an **Employee**, provided, however, the ASSURED shall first establish that the loss was directly caused by dishonest acts of any **Soliciting Agent**, which result in improper personal financial gain to such **Soliciting Agent** and which acts were committed with the intent to cause the ASSURED to sustain such loss.

E. Third Party Administrator

Loss resulting directly from dishonest acts of any **Third Party Administrator**, committed alone or in collusion with others except with a director or trustee of the ASSURED who is not an **Employee**, provided, however, the ASSURED shall first establish that the loss was directly caused by dishonest acts of any **Third Party Administrator**, which result in improper personal financial gain to such **Third Party Administrator** and which acts were committed with the intent to cause the ASSURED to sustain such loss.

F. Servicing Contractor

Loss resulting directly from dishonest acts of any **Servicing Contractor** committed alone or in collusion with others except with a director or trustee of the ASSURED who is not an **Employee**, provided, however, the ASSURED shall first establish that the loss was directly caused by dishonest acts of any **Servicing Contractor**, which result in improper personal financial gain to such **Servicing Contractor** and which acts were committed with the intent to cause the ASSURED to sustain such loss.

Notwithstanding the foregoing, when a loss is covered under INSURING CLAUSE 1.C., 1.D., 1.E., or 1.F., and the **General Agent, Soliciting Agent, Third Party Administrator** or **Servicing Contractor** was acting in collusion with others and intended to receive improper personal financial gain, but said **General Agent, Soliciting Agent, Third Party Administrator** or **Servicing Contractor** failed to derive such improper personal financial gain, such loss will nevertheless be covered under this INSURING CLAUSE as if the **General Agent, Soliciting Agent, Third Party Administrator** or **Servicing Contractor** had obtained such improper personal financial gain provided that the ASSURED establishes that the **General Agent, Soliciting Agent, Third Party Administrator** or **Servicing Contractor** intended to receive such improper personal financial gain.

For the purposes of INSURING CLAUSE 1.C., 1.D., 1.E., and 1.F., the term **General Agent, Soliciting Agent, Third Party Administrator** or **Servicing Contractor** shall be deemed to include the partners, officers and employees of such **General Agent, Soliciting Agent, Third Party Administrator** or **Servicing Contractor**. Each **General Agent, Soliciting Agent, Third Party Administrator** or **Servicing Contractor** and its partners, officers, and employees shall collectively be deemed to be one person for the purposes of Section 1, Definitions, u., Single Loss.

Insuring Clauses

Dishonesty (continued)

For the purpose of this INSURING CLAUSE, improper personal financial gain shall not include salary, salary increases, commissions, fees, bonuses, promotions, awards, profit sharing, incentive plans, pensions or other emoluments received by an **Employee**, **General Agent, Soliciting Agent, Third Party Administrator** or **Servicing Contractor**.

On Premises

2. Loss of **Property** resulting directly from:

    a. robbery, burglary, misplacement, mysterious unexplainable disappearance, damage or destruction, or

    b. false pretenses, or common law or statutory larceny, committed by a natural person while on the premises of the ASSURED,

    while the **Property** is lodged or deposited at premises located anywhere, including with any authority of a political subdivision in the United States or Canada.

In Transit

3. Loss of **Property** resulting directly from common law or statutory larceny, misplacement, mysterious unexplainable disappearance, damage or destruction, while the **Property** is in transit anywhere:

    a. in an armored motor vehicle, including loading and unloading thereof,

    b. in the custody of a natural person acting as a messenger of the ASSURED, or

    c. in the custody of a **Transportation Company** and being transported in a conveyance other than an armored motor vehicle provided, however, that covered **Property** transported in such manner is limited to the following:

        (1) written records,

        (2) **Certificated Securities** issued in registered form, which are not endorsed or are restrictively endorsed, or

        (3) **Negotiable Instruments** not payable to bearer, which are not endorsed or are restrictively endorsed.

    Coverage under this INSURING CLAUSE begins immediately on the receipt of such **Property** by the natural person or **Transportation Company** and ends immediately on delivery to the premises of the addressee or to any representative of the addressee located anywhere.

Forgery Or Alteration

4. Loss resulting directly from **Forgery** on, or fraudulent material alteration of any:

    a. request for change of beneficiary in any insurance policy issued by the ASSURED,

    b. insurance policy loan agreement made with the ASSURED,

    c. assignment to the ASSURED of any of its insurance policies, or

Insuring Clauses

Forgery Or Alteration
(continued)

    d.   Negotiable Instrument:

        (1)   issued by, made or drawn by, or drawn on the ASSURED, or

        (2)   made or drawn by one acting as agent of the ASSURED,

    or purporting to have been so made or drawn.

    For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile signature is treated the same as a handwritten signature.

Extended Forgery

5.   Loss resulting directly from the ASSURED having, in good faith, for its own account or the account of others:

    a.   acquired, sold or delivered, or given value, extended credit or assumed liability, in reliance on any original

        (1)   **Certificated Security**,

        (2)   deed, mortgage or other instrument conveying title to, or creating or discharging a lien on, real property,

        (3)   **Evidence of Debt**,

        (4)   corporate, partnership or personal **Guarantee**,

        (5)   **Security Agreement**,

        (6)   **Letter of Credit**, or

        (7)   **Instruction** which

            i.   bears a Forgery, or

            ii.   is fraudulently materially altered, or

            iii.   is lost or stolen, or

    b.   guaranteed in writing or witnessed any signature on any transfer, assignment, bill of sale, power of attorney, **Guarantee**, or endorsement upon or in connection with any item listed in a.(1) through a.(7) above, or

    c.   acquired, sold or delivered, or given value, extended credit or assumed liability in reliance on any item listed in a.(1) or a.(2) above which is a **Counterfeit Original**.

    Actual physical possession, and continued actual physical possession if taken as collateral, of the items listed in a.(1) through a.(7) above by the ASSURED or a Federal or State chartered deposit institution of the ASSURED is a condition precedent to the ASSURED having relied on such items. Release or return of such collateral is an acknowledgment by the ASSURED that it no longer relies on such collateral.

    For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile signature is treated the same as a handwritten signature.

Insuring Clauses
(continued)

| *Counterfeit Money* | 6. | Loss resulting directly from the receipt by the ASSURED in good faith of any counterfeit **Money**. |

| *Computer System* | 7. | Loss resulting directly from fraudulent: |

    a.   entries of data into, or

    b.   changes of data elements or programs within,

a **Computer System**, provided the fraudulent entry or change causes:

    (1)   funds or other property to be transferred, paid or delivered,

    (2)   an account of the ASSURED or of its customer to be added, deleted, debited or credited, or

    (3)   an unauthorized account or a fictitious account to be debited or credited.

General Agreements

| *Joint Assured* | A. | Only the first named ASSURED shall be deemed to be the sole agent of the others for all purposes under this Bond, including but not limited to the giving or receiving of any notice or proof required to be given and for the purpose of effecting or accepting any amendments to or termination of this Bond. Each and every other ASSURED shall be conclusively deemed to have consented and agreed that none of them shall have any direct beneficiary interest in or any right of action under this Bond and neither this Bond nor any right of action shall be assignable. |

Knowledge possessed or discovery made by any ASSURED shall constitute knowledge possessed or discovery made by all of the ASSUREDS for the purposes of this Bond.

All losses and other payments, if any, payable by the COMPANY shall be payable to the first named ASSURED without regard to such ASSURED'S obligations to others, and the COMPANY shall not be responsible for the application by the first named ASSURED of any payment made by the COMPANY. If the COMPANY agrees to and makes payment to any ASSURED other than the one first named, such payment shall be treated as though made to the first named ASSURED. The COMPANY shall not be liable for loss sustained by one ASSURED to the advantage of any other ASSURED.

| *Representations Made By Assured* | B. | The ASSURED represents that all information it has furnished in the APPLICATION for this Bond or otherwise is complete, true and correct. Such APPLICATION and other information constitute part of this Bond. |

General Agreements

Representations Made By Assured (continued)	The ASSURED must promptly notify the COMPANY of any change in any fact or circumstance which materially affects the risk assumed by the COMPANY under this Bond.
	Any intentional misrepresentation, omission, concealment or incorrect statement of a material fact, in the APPLICATION or otherwise, shall be grounds for recision of this Bond.

Additional Offices Or Employees – Consolidation, Merger Or Purchase Or Acquisition Of Assets Or Liabilities - Notice To Company

C. If the ASSURED, while this Bond is in force, merges or consolidates with, or purchases or acquires assets or liabilities of another institution, the ASSURED shall not have the coverage afforded under this Bond for loss which has:

(1) occurred or will occur on premises,

(2) been caused or will be caused by any employee, or

(3) arisen or will arise out of the assets or liabilities,

of such institution, unless the ASSURED:

a. gives the COMPANY written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action, and

b. obtains the written consent of the COMPANY to extend some or all of the coverage provided by this Bond to such additional exposure, and

c. on obtaining such consent, pays to the COMPANY an additional premium.

Notwithstanding anything stated above to the contrary, the COMPANY hereby agrees to provide coverage which shall be effective on the date of acquisition under this Bond for those acquired institutions in which the ASSURED owns greater than fifty percent (50%) of the voting stock or voting rights either directly or through one or more of its subsidiaries for the remainder of the BOND PERIOD, with no additional premium, provided the acquired institutions meets all of the following conditions:

i. the assets shall not exceed ten percent (10%) of the ASSURED'S assets,

ii. there shall be neither any paid nor pending Bond claim for the three (3) year period prior to the date of acquisition, and

iii. the ASSURED is not aware of any disciplinary action or proceeding by State or Federal officials involving the acquired institution as of the date of acquisition.

General Agreements

Additional Offices Or Employees – Consolidation, Merger Or Purchase Or Acquisition Of Assets Or Liabilities – Notice To Company
(continued)

The COMPANY further agrees that as respects any acquisition that involves a State or Federal regulatory assisted acquisition or assumption of assets and/or liabilities, coverage shall be provided under this Bond for the remainder of the BOND PERIOD as long as conditions i. and ii. above are met. As respects As respects such acquisition or assumption of assets and/or liabilities, coverage applies only to a **Single Loss** fully sustained by the ASSURED on or after the date of such acquisition or assumption. All of the circumstances, conditions or acts causing or contributing to a **Single Loss** must occur on or after the date of such acquisition or assumption for coverage to apply regardless of the time such loss is discovered by the ASSURED.

Change Of Control - Notice To Company

D. The ASSURED shall notify the COMPANY at the earliest practical moment, not to exceed sixty (60) days, after the ASSURED learns of a change of control.

There shall be no coverage under this Bond for any loss involving a stockholder or affiliated group of stockholders that acquires control if such loss occurs after the date such party acquired control and if notice of such change in control is not received by the COMPANY within the sixty (60) day time period.

As used in this General Agreement, control means the power to determine the management or policy of a controlling holding company or of the ASSURED by virtue of voting stock ownership. A change in control, for the purpose of the required notice, means a change in ownership of voting stock or voting rights which results in direct or indirect ownership by a stockholder or an affiliated group of stockholders of ten (10%) percent or more of such stock or voting rights.

Notice To Company Of Legal Proceedings Against Assured – Election To Defend

E. The ASSURED shall notify the COMPANY at the earliest practical moment, not to exceed sixty (60) days after the ASSURED receives notice, of any legal proceeding brought to determine the ASSURED'S liability for any loss, claim or damage which, if established, would constitute a collectible loss under this Bond. Concurrent with such notice, and as requested thereafter, the ASSURED shall furnish copies of all pleadings and pertinent papers to the COMPANY.

The COMPANY may, at it sole option, elect to conduct the defense of all or part of such legal proceeding. The defense by the COMPANY shall be in the name of the ASSURED through attorneys selected by the COMPANY. The ASSURED shall provide all reasonable information and assistance as required by the COMPANY for such defense.

General Agreements

Notice To Company Of Legal Proceedings Against Assured - Election To Defend
(continued)

If the COMPANY elects to defend all or part of any legal proceeding, the court costs and attorneys' fees incurred by the COMPANY and any settlement or judgment on that part defended by the COMPANY shall be a loss under the applicable INSURING CLAUSE of this Bond. In addition, if the amount demanded in the legal proceeding is greater than the amount recoverable under this Bond, or if a DEDUCTIBLE AMOUNT is applicable, or both, the COMPANY'S liability for court costs and attorney's fees incurred in defending all or part of such legal proceeding is limited to the proportion of such court costs and attorneys' fees incurred that the amount recoverable under this Bond bears to the total of the amount demanded in such legal proceeding.

If the COMPANY declines to defend the ASSURED, no settlement without the prior written consent of the COMPANY or judgment against the ASSURED shall determine the existence, extent or amount of coverage under this Bond, and the COMPANY shall not be liable for any costs, fees and expenses incurred by the ASSURED.

Conditions And Limitations

Definitions

1. As used in this Bond:

    a. **Acceptance** means a draft which the drawee has, by signature written on it, engaged to honor as presented.

    b. **Certificate of Deposit** means an acknowledgment in writing by a financial institution of receipt of **Money** with an engagement to repay it.

    c. **Certificated Security** means a share, participation or other interest in property of, or an enterprise of, the issuer or an obligation of the issuer, which is:

        (1) represented by an instrument issued in bearer or registered form, and

        (2) of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment, and

        (3) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

    d. **Computer System** means a computer and all input, output, processing, storage, off-line media libraries, and communication facilities which are connected to the computer and which are under the control and supervision of the operating system(s) or application(s) software used by the ASSURED.

    e. **Counterfeit Original** means an imitation of an actual valid original which is intended to deceive and be taken as the original.

    f. **Employee** means:

        (1) an officer of the ASSURED,

(2) a natural person while in the regular service of the ASSURED at any of the ASSURED'S premises and compensated directly by the ASSURED through its payroll system and subject to the United States Internal Revenue Service Form W-2 or equivalent income reporting plans of other countries, and whom the ASSURED has the right to control and direct both as to the result to be accomplished and details and means by which such result is accomplished in the performance of such service,

(3) a guest student pursuing studies or performing duties in any of the ASSURED'S premises,

(4) an attorney retained by the ASSURED and an employee of such attorney while either is performing legal services for the ASSURED, other than those attorneys and their employees retained by the ASSURED to:

    i. manage or litigate claims on contracts of insurance or suretyship, or

    ii. search or close titles on real estate or perform escrow services or other related services on real estate,

(5) a natural person provided by an employment contractor to perform employee duties for the ASSURED under the ASSURED'S supervision at any of the ASSURED'S premises,

(6) an employee of an institution merged or consolidated with the ASSURED prior to the effective date of this Bond, or

(7) a director or trustee of the ASSURED, but only while performing acts within the scope of the customary and usual duties of any officer or other employee of the ASSURED or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to **Property** of the ASSURED.

Each employer of persons as set forth in f.(4) and f.(5) preceding and the partners, officers and other employees of such employers shall collectively be deemed to be one person for the purpose of Section 1.u. below, and in the event of payment under this Bond, the COMPANY shall be subrogated to the ASSURED'S rights of recovery, as stated in Section 11., against any such employer.

Employee does not mean any agent, broker, factor, commission merchant, independent contractor not specified in f.(4) or f.(5) preceding, intermediary, finder or other representative of the same general character who is not on the ASSURED'S payroll system or who is not subject to the ASSURED'S reporting to the United States Internal Revenue Service on a Form W-2 or equivalent income reporting plans of other countries.

Definitions
(continued)

g. **Evidence of Debt** means an instrument, including a **Negotiable Instrument**, executed by a customer of the ASSURED and held by the ASSURED, which in the regular course of business is treated as evidencing the customer's debt to the ASSURED.

h. **Forgery** means the signing of the name of another natural person with the intent to deceive but does not mean a signature which consists in whole or in part of one's own name, with or without authority, in any capacity for any purpose.

i. **General Agent** means any natural person, partnership, or corporation duly authorized by the ASSURED to solicit insurance only for the account of the ASSURED. **General Agent** does not mean **Soliciting Agent, Servicing Contractor,** or **Third Party Administrator**.

j. **Guarantee** means a written undertaking obligating the signer to pay the debt of another to the ASSURED or its assignee or to a financial institution from which the ASSURED has purchased participation in the debt, if the debt is not paid in accordance with its terms.

k. **Initial Transaction Statement** means the first written statement signed by or on behalf of the issuer of an **Uncertificated Security** sent to the registered owner or registered pledgee containing:

    (1) a description of the issue of which the **Uncertificated Security** is a part, and

    (2) the number of shares or units transferred to the registered owner, pledged by the registered owner to the registered pledgee, or released from pledge by the registered pledgee, and

    (3) the name, address and taxpayer identification number, if any, of the registered owner and registered pledgee, and

    (4) the date the transfer or release was registered.

l. **Instruction** means a written order to the issuer of an **Uncertificated Security** requesting that the transfer, pledge or release from pledge of the specified **Uncertificated Security** be registered.

m. **Letter of Credit** means an engagement in writing by a bank or other person made at the request of a customer that the bank or other person will honor drafts or other demands for payment in compliance with the conditions specified in the engagement.

n. **Loan** means all extensions of credit by the ASSURED and all transactions creating a creditor or lessor relationship in favor of the ASSURED, including all purchase and repurchase agreements, and all transactions by which the ASSURED assumes an existing creditor or lessor relationship.

o. **Money** means a medium of exchange in current use authorized or adopted by a domestic or foreign government as part of its currency.

p. **Negotiable Instrument** means any writing:

    (1) signed by the maker or drawer, and

Conditions And Limitations

(2) containing an unconditional promise or order to pay a sum certain in **Money** and no other promise, order, obligation or power given by the maker or drawer, and

(3) is payable on demand or at a definite time, and

(4) is payable to order or bearer.

q. **Property** means **Money; Certificated Security; Initial Transaction Statement; Negotiable Instrument; Certificate of Deposit; Acceptance; Evidence of Debt; Security Agreement; Letter of Credit**; insurance policy issued to the ASSURED; abstract of title, deed and mortgage on real estate; revenue and other stamps; and books of account and other records recorded in writing, but not data processing records or media.

r. **Securities** means either **Certificated Securities** or **Uncertificated Securities**.

s. **Security Agreement** means an agreement which creates an interest in personal property or fixtures and which secures payment or performance of an obligation.

t. **Servicing Contractor** means any natural person, partnership or corporation duly authorized by the ASSURED to perform any of the following services:

(1) collect and record payments on real estate mortgage or home improvement loans made, held or assigned by the ASSURED,

(2) establish tax or insurance escrow accounts on real estate mortgage or home improvement loans made, held or assigned by the ASSURED,

(3) manage real property owned by or under the supervision or control of the ASSURED, or

(4) perform other acts related to (1), (2) or (3) above,

but only while such person, partnership or corporation is actually performing such services on behalf of the ASSURED. **Servicing Contractor** does not mean **General Agent, Soliciting Agent**, or **Third Party Administrator**.

u. **Single Loss** means all covered loss, including court costs and attorneys' fees incurred by the COMPANY under General Agreement E., resulting from:

(1) any one act of burglary, robbery or attempt at either, in which no **Employee** is implicated, or

(2) any one act or series of related acts on the part of any natural person resulting in damage, destruction, or misplacement of **Property**, or

(3) all acts other than those specified in u.(1) and u.(2), caused by any natural person or in which such person is implicated, or

(4) any one event not specified in u.(1), u.(2) or u.(3).

Conditions And Limitations

v. **Soliciting Agent** means any natural person, partnership or corporation engaged or authorized by the ASSURED or by any **General Agent** of the ASSURED to solicit insurance for the account of the ASSURED or of such **General Agent**, and shall be deemed to include any insurance broker under contract with the ASSURED or with such **General Agent**. **Soliciting Agent** does not mean **General Agent, Third Party Administrator**, or **Servicing Contractor**.

w. **Subsidiary** means any organization that, at the inception date of this Bond, is named in the Application or is created during the BOND PERIOD and of which more than fifty percent (50%) of the outstanding securities or voting rights representing the present right to vote for election of directors is owned or controlled by the ASSURED either directly or through one or more of its subsidiaries.

x. **Third Party Administrator** means any natural person, partnership, or corporation duly authorized by contractual agreement with the ASSURED to perform any or all of the following services, but only while performing acts within the scope of those services and specifically authorized by contract with the ASSURED:

   (1) payment of claims arising under the terms of the policies being serviced,

   (2) accounting or other record keeping services for such policies, or other administrative services, or

   (3) collection of policy premiums.

   Third Party Administrator does not mean **General Agent**, **Soliciting Agent** or **Servicing Contractor**.

y. **Trade** means any purchase, exchange or sale transaction, with or without the knowledge of the ASSURED, whether or not represented by an indebtedness or balance shown to be due the ASSURED on any customer account, actual or fictitious.

z. **Transportation Company** means any organization which provides its own or leased vehicles for transportation or which provides freight forwarding or air express services.

aa. **Uncertificated Security** means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

   (1) not represented by an instrument and the transfer of which is registered on books maintained for that purpose by or on behalf of the issuer, and

   (2) of a type commonly dealt in on securities exchanges or markets, and

   (3) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

Conditions And Limitations

Definitions (continued)	bb. **Warehousing** means the carrying of mortgages in inventory by the use of interim financing, consisting of funds provided by the ASSURED, pending sale and delivery to a subsequent purchaser.
	For the purposes of these definitions, the singular includes the plural and the plural includes the singular, unless otherwise indicated.

General Exclusions - Applicable To All Insuring Clauses	2.	**This bond does not directly or indirectly cover**:

a. loss not reported to the COMPANY in writing within sixty (60) days after termination of this Bond as an entirety;

b. loss due to riot or civil commotion outside the United States of America and Canada, or any loss due to military, naval or usurped power, war or insurrection. This Section 2.b., however, shall not apply to loss which occurs in transit in the circumstances recited in INSURING CLAUSE 3., provided that when such transit was initiated there was no knowledge on the part of any person acting for the ASSURED of such riot, civil commotion, military, naval or usurped power, war or insurrection;

c. loss resulting from the effects of nuclear fission or fusion or radioactivity;

d. loss of potential income including, but not limited to, interest and dividends not realized by the ASSURED or by any customer of the ASSURED;

e. damages of any type for which the ASSURED is legally liable, except compensatory damages, but not multiples thereof, arising from a loss covered under this Bond;

f. any costs, fees and expenses incurred by the ASSURED:

    (1) in establishing the existence of or amount of loss covered under this Bond, or

    (2) as a party to any legal proceeding, even if such legal proceeding results in a loss covered by this Bond;

g. loss resulting from indirect or consequential loss of any nature;

h. loss resulting from dishonest acts of any member of the Board of Directors or Board of Trustees of the ASSURED who is not an **Employee**, acting alone or in collusion with others;

i. loss, or that part of any loss, resulting solely from any violation by the ASSURED or by any **Employee** or by any **General Agent, Soliciting Agent, Third Party Administrator**, or **Servicing Contractor**:

    (1) of any law regulating:

        i. the issuance, purchase or sale of securities,

        ii. securities transactions on security or commodity exchanges or the over the counter market,

        iii. investment companies,

Conditions And Limitations

General Exclusions - Applicable To All Insuring Clauses
(continued)

iv. investment advisors,

v. insurance companies, or

(2) of any rule or regulation made pursuant to any such law;

j. loss of confidential information, material or data;

k. loss resulting from any actual or alleged:

(1) representation or advice, or

(2) warranty or guarantee as to the performance of any contract or investment;

l. loss due to liability resulting from disclosure of or acting on material nonpublic information;

m. loss, including extra-contractual liability sustained by the ASSURED from the issuance by or on behalf of the ASSURED of any contracts or purported contracts of insurance, indemnity or suretyship, except:

(1) for the ASSURED'S loss of premiums thereon, or

(2) which results directly from the dishonest acts of any **Employee, General Agent, Soliciting Agent, Third Party Administrator**, or **Servicing Contractor** in adjusting or paying fictitious or fraudulent claims asserted under valid contracts of insurance, indemnity or suretyship,

when such loss is covered under INSURING CLAUSE 1;

n. loss from an inspection, title search, survey or report by or for the ASSURED, whether improperly or dishonestly made, or not made at all;

o. loss caused by any agent, broker, factor, commission merchant, independent contractor, intermediary, finder or other representative of the same general character, of the ASSURED provided, however, this SECTION 2.o. shall not apply to any **General Agent, Soliciting Agent, Third Party Administrator**, or **Servicing Contractor**;

p. loss caused by any employee, agent, broker, factor commission merchant, independent contractor, intermediary, finder or other representative of the same general character, of any third party, while conducting business with the ASSURED on behalf of such third party; or

q. loss resulting from the insolvency, bankruptcy or taking over by a trustee, receiver, liquidator, or by State or Federal officials of any depository institution, unless such depository institution is a **Third Party Administrator** or **Servicing Contractor** covered under this Bond and such insolvency, bankruptcy or taking over results from dishonest acts of officers or employees of such depository institution.

r. loss through the failure to collect or receive funds for the account of the ASSURED; or

s. loss resulting from **Warehousing**.

Specific Exclusions - Applicable To All Insuring Clauses Except Insuring Clause 1.

3. **This bond does not directly or indirectly cover**:

   a. loss caused by an **Employee**, **General Agent, Soliciting Agent, Third Party Administrator** or **Servicing Contractor** provided, however, this Section 3.a. shall not apply to loss covered under INSURING CLAUSE 2. Or 3. which results directly from misplacement, mysterious unexplainable disappearance, or damage or destruction of **Property**;

   b. loss through the surrender of property away from premises of the ASSURED as a result of a threat:

      (1) to do bodily harm to any person, except loss of **Property** in transit in the custody of any natural person acting as messenger of the ASSURED, provided that when such transit was initiated there was no knowledge by the ASSURED of any such threat, or

      (2) to do damage to the premises or **Property** of the ASSURED;

   c. loss resulting from payments made or withdrawals from any account involving erroneous credits to such account;

   d. loss involving any **Uncertificated Security** provided, however, this Section 3.d. shall not apply to INSURING CLAUSE 7;

   e. loss of property while in the mail;

   f. damages resulting from any civil, criminal or other legal proceeding in which the ASSURED is adjudicated to have engaged in racketeering activity. For the purposes of this Section 3.f., "racketeering activity" is defined in 18 United State Code 1961 et seq., as amended;

   g. loss resulting from the failure for any reason of a financial or depository institution, its receiver or other liquidator to pay or deliver funds or **Property** to the ASSURED provided, however, this Section 3.g. shall not apply to **Securities** covered under INSURING CLAUSE 2.a.;

   h. loss of **Property** while in the custody of a **Transportation Company** provided, however, this Section 3.h. shall not apply to INSURING CLAUSE 3.;

   i. loss resulting from entries or changes made by a natural person with authorized access to a **Computer System** who acts in good faith on instructions, unless such instructions are given to that person by a software contractor or its partner, officer, or employee authorized by the ASSURED to design, develop, prepare, supply, service, write or implement programs for the ASSURED'S **Computer System**;

Conditions And Limitations

Specific Exclusions - Applicable To All Insuring Clauses Except Insuring Clause 1.
(continued)

j. loss resulting directly or indirectly from the input of data into a **Computer System** terminal device, either on the premises of a customer of the ASSURED or under the control of such a customer, by a customer or other person who had authorized access to the customer's authentication mechanism;

Specific Exclusions - Applicable To All Insuring Clauses Except Insuring Clauses 1., 4., And 5.

4. **This bond does not directly or indirectly cover**:

a. loss resulting from the complete or partial non-payment of or default on any **Loan** whether such **Loan** was procured in good faith or through trick, artifice, fraud or false pretenses provided, however, this Section 4.a. shall not apply to INSURING CLAUSE 7;

b. loss resulting from forgery or any alteration;

c. loss involving a counterfeit provided, however, this Section 4.c. shall not apply to INSURING CLAUSE 6; or

d. loss resulting from any **Trade** provided, however, this Section 4.d. shall not apply to INSURING CLAUSE 7.

Limit Of Liability

Aggregate Limit Of Liability

5. The COMPANY'S total cumulative liability for all **Single Loss** of all ASSUREDS discovered during the BOND PERIOD shall not exceed the applicable AGGREGATE LIMIT OF LIABILITY as stated in the DECLARATIONS. Each payment made under the terms of this Bond shall reduce the unpaid portion of the applicable AGGREGATE LIMIT OF LIABILITY until it is exhausted.

On exhausting the applicable AGGREGATE LIMIT OF LIABILITY by such payments:

a. the COMPANY shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the COMPANY, and

b. the COMPANY shall have no obligation under General Agreement E. to continue the defense of the ASSURED, and on notice by the COMPANY to the ASSURED that the applicable AGGREGATE LIMIT OF LIABILITY has been exhausted, the ASSURED shall assume all responsibility for its defense at its own cost.

The unpaid portion of the applicable AGGREGATE LIMIT OF LIABILITY shall not be increased or reinstated by any recovery made and applied in accordance with Section 11. In the event that a loss of **Property** is settled by indemnity in lieu of payment, then such loss shall not reduce the unpaid portion of the applicable AGGREGATE LIMIT OF LIABILITY.

Conditions And Limitations
(continued)

Single Loss Limit Of Liability	The COMPANY'S liability for each **Single Loss** shall not exceed the applicable SINGLE LOSS LIMIT OF LIABILITY as stated in ITEM 3. of the DECLARATIONS or the unpaid portion of the applicable AGGREGATE LIMIT OF LIABILITY, whichever is less. If a **Single Loss** is covered under more than one INSURING CLAUSE, the maximum payable shall not exceed the largest applicable SINGLE LOSS LIMIT OF LIABILITY.

Discovery

6. This Bond applies only to loss first discovered by an officer of the ASSURED during the BOND PERIOD. Discovery occurs at the earlier of an officer of the ASSURED being aware of:

   a. facts which may subsequently result in a loss of a type covered by this Bond, or

   b. an actual or potential claim in which it is alleged that the ASSURED is liable to a third party,

   regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable DEDUCTIBLE AMOUNT, or the exact amount or details of loss may not then be known.

Notice To Company - Proof - Legal Proceedings Against Company

7. a. The ASSURED shall give the COMPANY notice at the earliest practicable moment, not to exceed sixty (60) days after discovery of loss, in an amount that is in excess of 50% of the applicable DEDUCTIBLE AMOUNT, as stated in ITEM 3. of the DECLARATIONS.

   b. The ASSURED shall furnish to the COMPANY proof of loss, duly sworn to, with full particulars, within six (6) months after such discovery.

   c. **Certificated Securities** listed in a proof of loss shall be identified by certificate or bond numbers, if issued with them.

   d. Legal proceedings for the recovery of any loss under this Bond shall not be brought prior to the expiration of sixty (60) days after the proof of loss is filed with the COMPANY or after the expiration of twenty-four (24) months from the discovery of such loss.

   e. This Bond affords coverage only in favor of the ASSURED. No claim, suit, action or legal proceeding shall be brought under this Bond by anyone other than the ASSURED.

Deductible Amount

8. The COMPANY shall be liable under this Bond only for the amount by which any **Single Loss** is greater than the applicable DEDUCTIBLE AMOUNT as stated in ITEM 3. of the DECLARATIONS, and is equal to or less than the applicable SINGLE LOSS LIMIT OF LIABILITY.

Conditions And Limitations
(continued)

Valuation

Books Of Account Or Other Records

9. The value of any loss of **Property** consisting of books of account or other records used by the ASSURED in the conduct of its business shall be the amount paid by the ASSURED for blank books, blank pages, or other materials which replace the lost books of account or other records, plus the cost of labor paid by the ASSURED for the actual transcription or copying of data to reproduce such books of account or other records.

Loan

The value of any loss or that portion of any loss resulting from a **Loan** shall be the amount actually disbursed by the ASSURED to a borrower under such **Loan** reduced by all amounts including, but not limited to, interest and fees received by the ASSURED under all **Loans** to such borrower, whether or not part of any claim under this Bond.

Money

Any loss of **Money**, or loss payable in **Money**, shall be paid in the **Money** of the United States of America or the dollar equivalent of it, determined by the free market rate of exchange in effect at the time of discovery of such loss.

Other Property

The value of any loss of **Property**, other than as stated above, shall be the actual cash value or the cost of repairing or replacing such **Property** with property of like quality and value, whichever is less.

Securities

The value of any loss of **Securities** shall be the average market value of such **Securities** on the business day immediately preceding discovery of such loss provided, however, that the value of any **Securities** replaced by the ASSURED, with the consent of the COMPANY and prior to the settlement of any claim for them, shall be the actual market value at the time of replacement. In the case of a loss of interim certificates, warrants, rights or other **Securities**, the production of which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value of them shall be the market value of such privileges immediately preceding their expiration if said loss is not discovered until after their expiration. If no market price is quoted for such **Securities** or for such privileges, the value shall be fixed by agreement of the parties.

Set-Off

Any loss covered under INSURING CLAUSE 1. shall be reduced by a set-off consisting of the amount owed to the **Employee** causing the loss, whether or not assigned to another.

Any loss covered under INSURING CLAUSE 1. shall be reduced by a set-off consisting of the amount owed to any **General Agent, Soliciting Agent, Third Party Administrator**, or **Servicing Contractor**, causing the loss, whether or not assigned to another.

Trade

The value of any loss or that portion of any loss resulting from a **Trade** shall be reduced by the amount of commissions and other amounts received by the ASSURED as a result of such **Trade**.

Securities Settlement	10.	In the event of a loss of **Securities** covered under this Bond, the COMPANY may, at its sole discretion, purchase replacement **Securities**, tender the value of the **Securities** in **Money**, or issue its indemnity to effect replacement **Securities**.

The indemnity required from the ASSURED under the terms of this Section against all loss, cost or expense arising from the replacement of securities by the COMPANY'S indemnity shall be:

a.   for **Securities** having a value less than or equal to the applicable DEDUCTIBLE AMOUNT - one hundred (100%) percent;

b.   for **Securities** having a value in excess of the applicable DEDUCTIBLE AMOUNT but within the SINGLE LOSS LIMIT OF LIABILITY - the percentage that the DEDUCTIBLE AMOUNT bears to the value of the **Securities**;

c.   for **Securities** having a value greater than the applicable SINGLE LOSS LIMIT OF LIABILITY - the percentage that the DEDUCTIBLE AMOUNT and portion in excess of the SINGLE LOSS LIMIT OF LIABILITY bears to the value of the **Securities**.

The value referred to in Section 10.a., b., and c. is the value in accordance with Section 9., Valuation, regardless of the value of such **Securities** at the time the loss under the COMPANY'S indemnity is sustained.

The COMPANY is not required to issue its indemnity for any portion of a loss of **Securities** which is not covered by this Bond, however, the COMPANY may do so as a courtesy to the ASSURED and at its sole discretion.

The ASSURED shall pay the proportion of the COMPANY'S premium charge for the COMPANY'S indemnity as set forth in Section 10.a., b., and c. No portion of the SINGLE LOSS LIMIT OF LIABILITY shall be used as payment of premium for any indemnity purchased by the ASSURED to obtain replacement **Securities**.

Subrogation - *Assignment - Recovery*	11.	In the event of a payment under this Bond, the COMPANY shall be subrogated to all of the ASSURED'S rights of recovery against any person or entity to the extent of such payment. On request, the ASSURED shall deliver to the COMPANY an assignment of the ASSURED'S rights, title and interest and causes of action against any person or entity to the extent of such payment.

Recoveries, whether effected by the COMPANY or by the ASSURED, shall be applied net of the expense of such recovery in the following order:

a.   first, to the satisfaction of the ASSURED'S covered loss which would otherwise have been paid but for the fact that it is in excess of either the SINGLE LOSS LIMIT OF LIABILITY or AGGREGATE LIMIT OF LIABILITY,

b.   second, to the COMPANY in satisfaction of amounts paid in settlement of the ASSURED'S claim,

Conditions And Limitations

<table>
<tr>
<td><i>Subrogation -
Assignment - Recovery</i>
<i>(continued)</i></td>
<td>c.</td>
<td>third, to the ASSURED in satisfaction of the applicable DEDUCTIBLE AMOUNT, and</td>
</tr>
<tr>
<td></td>
<td>d.</td>
<td>fourth, to the ASSURED in satisfaction of any loss suffered by the ASSURED which was not covered under this Bond.</td>
</tr>
</table>

Recovery from reinsurance or indemnity of the COMPANY shall not be deemed a recovery under this Section.

This Bond does not afford coverage in favor of any **General Agent, Soliciting Agent, Third Party Administrator** or **Servicing Contractor** and in the event of a payment of a loss caused by any **General Agent, Soliciting Agent, Third Party Administrator** or **Servicing Contractor** under this Bond, the COMPANY shall be subrogated to the ASSURED'S rights of recovery, as described in this SECTION against any **General Agent, Soliciting Agent, Third Party Administrator** or **Servicing Contractor**.

Cooperation Of Assured 12. At the COMPANY'S request, and at reasonable times and places designated by the COMPANY, the ASSURED shall:

a. submit to examination by the COMPANY and subscribe to the same under oath, and

b. produce for the COMPANY'S examination all pertinent records, and

c. cooperate with the COMPANY in all matters pertaining to the loss.

The ASSURED shall execute all papers and render assistance to secure to the COMPANY the rights and causes of action provided for under this Bond. The ASSURED shall do nothing after loss to prejudice such rights or causes of action.

Termination 13. This Bond terminates as an entirety on the earliest occurrence of any of the following:

a. immediately on the receipt by the COMPANY of a written notice from the ASSURED of its decision to terminate this Bond, or

b. immediately on the appointment of a trustee, receiver or liquidator to act on behalf of the ASSURED, or the taking over of the ASSURED by State or Federal officials, or

c. immediately on the dissolution of the ASSURED, or

d. immediately on the taking over of the ASSURED by another entity, or

e. immediately on exhausting the AGGREGATE LIMIT OF LIABILITY, or

f. immediately on expiration of the BOND PERIOD.

Conditions And Limitations

Termination
(continued)

This Bond terminates as to any **Employee**:

(1) immediately on the ASSURED, or any of its directors, trustees or officers not acting in collusion with such **Employee**, learning of any dishonest act committed by such **Employee** at any time, whether in the employment of the ASSURED or otherwise, whether or not such act is of the type covered under this Bond, and whether against the ASSURED or any other person or entity, or

(2) fifteen (15) days after the receipt by the ASSURED of a written notice from the COMPANY of its decision to terminate this Bond as to any **Employee**.

Termination as to any **Employee** shall not apply if the dishonest act occurred prior to the employment with the ASSURED and involved less than $10,000.

Such termination, however, is without prejudice to the loss of any **Property** then in transit in the custody of such **Employee**.

This Bond terminates as to any **General Agent, Soliciting Agent, Third Party Administrator or Servicing Contractor**:

(1) immediately on the ASSURED, or any or its directors, trustees or officers not acting in collusion with such **General Agent, Soliciting Agent, Third Party Administrator** or **Servicing Contractor**, learning of any dishonest act committed by such **General Agent, Soliciting Agent, Third Party Administrator** or **Servicing Contractor** at any time, whether under contract to the ASSURED or otherwise, whether or not such act is of the type covered under this Bond, and whether against the ASSURED or any other person or entity, or

(2) fifteen (15) days after the receipt by the ASSURED of a written notice from the COMPANY of its decision to terminate this Bond as to any **General Agent, Soliciting Agent, Third Party Administrator** or **Servicing Contractor**.

Other Insurance

14. Coverage under this Bond shall apply only as excess over any other valid and collectible insurance, indemnity or suretyship obtained by or on behalf of:

   a. the ASSURED, or

   b. a **Transportation Company**, or

   c. another entity on whose premises the loss occurred or which employed the person causing the loss or engaged the messenger conveying the Property involved.

Employee Benefit Plans	15.	All of the ASSURED'S employee benefit plans that qualify under Section 412 of the Employee Retirement Income Security Act of 1974 (ERISA), are provided bonding protection under INSURING CLAUSE 1., DISHONESTY, as required under ERISA.
Conformity	16.	If any limitation within this Bond is prohibited by any law controlling this Bond's construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.
Change Or Modification	17.	This Bond or any instrument amending or affecting this Bond may not be changed or modified orally. No change in or modification of this Bond shall be effective except when made by written endorsement to this Bond signed by an authorized representative of the COMPANY.

NAME OF ASSURED: RAMIUS IDF LLC

_____
_____

UNAUTHORIZED SIGNATURE ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.   By adding the following INSURING CLAUSE:

12.   Unauthorized Signature

Loss resulting directly from the ASSURED having accepted, paid or cashed any check or **Withdrawal Order** made or drawn on or against the account of the ASSURED'S customer which bears the signature or endorsement of one other than a person whose name and signature is on file with the ASSURED as a signatory on such account.

It shall be a condition precedent to the ASSURED'S right of recovery under this INSURING CLAUSE that the ASSURED shall have on file signatures of all the persons who are signatories on such account.

2.   By adding to Section 1., Definitions, the following:

cc.   **Instruction** means a written order to the issuer of an **Uncertificated Security** requesting that the transfer, pledge or release from pledge of the specified **Uncertificated Security** be registered.

dd.   **Uncertificated Security** means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

(1)   not represented by an instrument and the transfer of which is registered on books maintained for that purpose by or on behalf of the issuer, and

(2)   of a type commonly dealt in on securities exchanges or markets, and

(3)   either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

ee. **Withdrawal Order** means a non-negotiable instrument, other than an **Instruction**, signed by a customer of the ASSURED authorizing the ASSURED to debit the customer's account in the amount of funds stated therein.

This Endorsement applies to loss discovered after 12:01 a.m. on February 28, 2015.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: March 31, 2015   By _____
                                                                      Authorized Representative

NAME OF ASSURED: RAMIUS IDF LLC

_____
_____

TELEFACSIMILE INSTRUCTION FRAUD ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.   By adding the following INSURING CLAUSE:

     13.   Telefacsimile Instruction

          Loss resulting directly from the ASSURED having transferred, paid or delivered any funds or other **Property** or established any credit, debited any account or given any value on the faith of any fraudulent instructions sent by a **Customer**, financial institution or another office of the ASSURED by **Telefacsimile** directly to the ASSURED authorizing or acknowledging the transfer, payment or delivery of funds or **Property** or the establishment of a credit or the debiting of an account or the giving of value by the ASSURED where such **Telefacsimile** instructions:

          a.   bear a valid test key exchanged between the ASSURED and a **Customer** or another financial institution with authority to use such test key for **Telefacsimile** instructions in the ordinary course of business, but which test key has been wrongfully obtained by a person who was not authorized to initiate, make, validate or authenticate a test key arrangement, and

          b.   fraudulently purport to have been sent by such **Customer** or financial institution when such **Telefacsimile** instructions were transmitted without the knowledge or consent of such **Customer** or financial institution by a person other than such **Customer** or financial institution and which bear a **Forgery** of a signature, provided that the **Telefacsimile** instruction was verified by a direct call back to an employee of the financial institution, or a person thought by the ASSURED to be the **Customer**, or an employee of another financial institution.

2.   By deleting from Section 1., Definitions, the definition of **Customer** in its entirety, and substituting the following:

          d.   **Customer** means an individual, corporate, partnership, trust customer, shareholder or subscriber of an Investment Company which has a written agreement with the ASSURED for **Voice Initiated Funds Transfer Instruction** or **Telefacsimile Instruction**.

3. By adding to Section 1., Definitions, the following:

    ff.   **Telefacsimile** means a system of transmitting written documents by electronic signals over telephone lines to equipment maintained by the ASSURED for the purpose of reproducing a copy of said document. **Telefacsimile** does not mean electronic communication sent by Telex or similar means of communication, or through an electronic communication system or through an automated clearing house.

4. By adding to Section 3., Specific Exclusions Applicable to All Insuring Clauses Except Insuring Clause 1. the following:

    k.   loss resulting directly or indirectly from **Telefacsimile** instructions provided, however, this exclusion shall not apply to this INSURING CLAUSE.

This Endorsement applies to loss discovered after 12:01 a.m. on February 28, 2015.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: March 31, 2015   By
                                                                        Authorized Representative

NAME OF ASSURED: RAMIUS IDF LLC

_____
_____

EXTENDED COMPUTER SYSTEMS ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.   By adding the following INSURING CLAUSE:

14.   Extended Computer Systems

A.   Electronic Data, Electronic Media, Electronic Instruction

Loss resulting directly from:

(1)   the fraudulent modification of **Electronic Data, Electronic Media** or **Electronic Instruction** being stored within or being run within any system covered under this INSURING CLAUSE,

(2)   robbery, burglary, larceny or theft of **Electronic Data, Electronic Media** or **Electronic Instructions**,

(3)   the acts of a hacker causing damage or destruction of **Electronic Data, Electronic Media** or **Electronic Instruction** owned by the ASSURED or for which the ASSURED is legally liable, while stored within a **Computer System** covered under this INSURING CLAUSE, or

(4)   the damage or destruction of **Electronic Data, Electronic Media** or **Electronic Instruction** owned by the ASSURED or for which the ASSURED is legally liable while stored within a **Computer System** covered under INSURING CLAUSE 14, provided such damage or destruction was caused by a computer program or similar instruction which was written or altered to intentionally incorporate a hidden instruction designed to damage or destroy **Electronic Data, Electronic Media**, or **Electronic Instruction** in the **Computer System** in which the computer program or instruction so written or so altered is used.

B.   Electronic Communication

Loss resulting directly from the ASSURED having transferred, paid or delivered any funds or property, established any credit, debited any account or given any value on the faith of any electronic communications directed to the ASSURED, which were transmitted or appear to have been transmitted through:

(1)   an **Electronic Communication System**,

(2)   an automated clearing house or custodian, or

(3)   a Telex, TWX, or similar means of communication,

directly into the ASSURED'S **Computer System** or **Communication Terminal**, and fraudulently purport to have been sent by a customer, automated clearing house, custodian, or financial institution, but which communications were either not sent by said customer, automated clearing house, custodian, or financial institution, or were fraudulently modified during physical transit of **Electronic Media** to the ASSURED or during electronic transmission to the ASSURED'S **Computer System** or **Communication Terminal**.

C.   Electronic Transmission

Loss resulting directly from a customer of the ASSURED, any automated clearing house, custodian, or financial institution having transferred, paid or delivered any funds or property, established any credit, debited any account or given any value on the faith of any electronic communications, purporting to have been directed by the ASSURED to such customer, automated clearing house, custodian, or financial institution initiating, authorizing, or acknowledging, the transfer, payment, delivery or receipt of funds or property, which communications were transmitted through:

(1)   an **Electronic Communication System**,

(2)   an automated clearing house or custodian, or

(3)   a Telex, TWX, or similar means of communication,

directly into a **Computer System** or **Communication Terminal** of said customer, automated clearing house, custodian, or financial institution, and fraudulently purport to have been directed by the ASSURED, but which communications were either not sent by the ASSURED, or were fraudulently modified during physical transit of **Electronic Media** from the ASSURED or during electronic transmission from the ASSURED'S **Computer System** or **Communication Terminal**, and for which loss the ASSURED is held to be legally liable.

2. By adding to Section 1., Definitions, the following:

gg. **Communication Terminal** means a teletype, teleprinter or video display terminal, or similar device capable of sending or receiving information electronically. **Communication Terminal** does not mean a telephone.

hh. **Electronic Communication System** means electronic communication operations by Fedwire, Clearing House Interbank Payment System (CHIPS), Society of Worldwide International Financial Telecommunication (SWIFT), similar automated interbank communication systems, and Internet access facilities.

ii. **Electronic Data** means facts or information converted to a form usable in **Computer Systems** and which is stored on **Electronic Media** for use by computer programs.

jj. **Electronic Instruction** means computer programs converted to a form usable in a **Computer System** to act upon **Electronic Data**.

kk. **Electronic Media** means the magnetic tape, magnetic disk, optical disk, or any other bulk media on which data is recorded.

3. By adding the following Section after Section 4., Specific Exclusions-Applicable to All INSURING CLAUSES except 1., 4., and 5.:

Section 4.A. Specific Exclusions-Applicable to INSURING CLAUSE 14

This Bond does not directly or indirectly cover:

a. loss resulting directly or indirectly from **Forged**, altered or fraudulent negotiable instruments, securities, documents or written instruments used as source documentation in the preparation of **Electronic Data**;

b. loss of negotiable instruments, securities, documents or written instruments except as converted to **Electronic Data** and then only in that converted form;

c. loss resulting from mechanical failure, faulty construction, error in design, latent defect, wear or tear, gradual deterioration, electrical disturbance, **Electronic Media** failure or breakdown or any malfunction or error in programming or error or omission in processing;

d. loss resulting directly or indirectly from the input of **Electronic Data** at an authorized electronic terminal of an **Electronic Funds Transfer System** or a **Customer Communication System** by a person who had authorized access from a customer to that customer's authentication mechanism; or

e. liability assumed by the ASSURED by agreement under any contract, unless such liability would have attached to the ASSURED even in the absence of such agreement; or

f. loss resulting directly or indirectly from:

(1) written instruction unless covered under this INSURING CLAUSE; or

(2) instruction by voice over the telephone, unless covered under this INSURING CLAUSE.

4. By adding to Section 9., Valuation, the following:

Electronic Data, Electronic Media, Or Electronic Instruction

In case of loss of, or damage to, **Electronic Data, Electronic Media** or **Electronic Instruction** used by the ASSURED in its business, the COMPANY shall be liable under this Bond only if such items are actually reproduced form other **Electronic Data, Electronic Media** or **Electronic Instruction** of the same kind or quality and then for not more than the cost of the blank media and/or the cost of labor for the actual transcription or copying of data which shall have been furnished by the ASSURED in order to reproduce such **Electronic Data, Electronic Media** or **Electronic Instruction** subject to the applicable SINGLE LOSS LIMIT OF LIABILITY.

However, if such **Electronic Data** can not be reproduced and said **Electronic Data** represents **Securities** or financial instruments having a value, then the loss will be valued as indicated in the SECURITIES and OTHER PROPERTY paragraphs of this Section.

This Endorsement applies to loss discovered after 12:01 a.m. on February 28, 2015.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: March 31, 2015   By _____
                                                                              Authorized Representative

Endorsement No.:   4

Bond Number: 82209632

NAME OF ASSURED: RAMIUS IDF LLC

_____
_____

CLAIMS EXPENSE ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.   By adding the following INSURING CLAUSE:

15.   Claims Expense

Reasonable expense incurred by the ASSURED, solely for independent firms or individuals to determine the amount of loss where:

(1)   the loss is covered under the Bond, and

(2)   the loss is in excess of the applicable DEDUCTIBLE AMOUNT.

2.   Under General Exclusions-Applicable To All Insuring Clauses, Section 2.f. does not apply to loss covered under this INSURING CLAUSE.

This Endorsement applies to loss discovered after 12:01 a.m. on February 28, 2015.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: March 31, 2015   By _____
                                                                                    Authorized Representative

ICAP Bond
Form 17-02-6282 (Ed. 11-04)

NAME OF ASSURED: RAMIUS IDF LLC

_____

AUTOMATED TELEPHONE TRANSACTION ENDORSEMENT

It is agreed that this Bond is amended as follows:

1. By adding the following INSURING CLAUSE:

    16. Automated Telephone System Transaction

    Loss resulting directly from the ASSURED having transferred funds on the faith of any **Automated Phone System (APS) Transaction**, where the request for such **APS Transaction** is unauthorized or fraudulent and is made with the intent to deceive. In order for coverage to apply under this INSURING CLAUSE the ASSURED shall maintain and follow all **APS Designated Procedures**. A single failure of the ASSURED to maintain and follow a particular **APS Designated Procedure** in a particular **APS Transaction** will not preclude coverage under this INSURING CLAUSE.

2. By adding to Section 1., Definitions, the following:

    ll. **APS Designated Procedures** means all of the following procedures:

    (1) No **APS Transaction** shall be executed unless the shareholder or unitholder to whose account such an **APS Transaction** relates has previously elected to **APS Transactions**. (Election in Application)

    (2) All **APS Transactions** shall be logged or otherwise recorded and the records shall be retained for at least six (6) months. (Logging)

    Information contained in the records shall be capable of being retrieved and produced within a reasonable time after retrieval of specific information is requested, at a success rate of no less than 85 percent.

    (3) The caller in any request for an **APS Transaction**, before executing that **APS Transaction** must enter a personal identification number (PIN), social security number and account number. (Identity Test)

    If the caller fails to enter a correct PIN within three (3) attempts, the caller must not be allowed additional attempts during the same telephone call to enter the PIN. The caller may either be instructed to redial a customer service representative or may be immediately connected to such a representative. (Limited attempts to Enter PIN)

(4) A written confirmation of any **APS Transaction** or change of address shall be mailed to the shareholder or unitholder to whose account such transaction relates, at the record address, by the end of the insured's next regular processing cycle, but in no event later than five (5) business days following such **APS Transaction**. (Written Confirmation)

(5) Access to the equipment which permits the entity receiving the **APS Transaction** request to process and effect the transaction shall be limited in the following manner: (Access to APS Equipment)

mm. **APS Election** means any election concerning various account features available to the shareholder or unitholder which is made through the **Automated Phone System** by means of information transmitted by an individual caller through use of a **Automated Phone System**. These features include account statements, auto exchange, auto asset builder, automatic withdrawal, dividend/capital gain options, dividend sweep, telephone balance consent and change of address.

nn. **APS Exchange** means any exchange of shares or units in a registered account of one fund into shares or units in an account with the same tax identification number and same ownership-type code of another fund in the same complex pursuant to exchange privileges of the two funds, which exchange is requested through the **Automated Phone System** by means of information transmitted by an individual caller through use of an **Automated Phone System**.

oo. **APS Purchase** means any purchase of shares or units issued by an **Investment Company** which is requested through an **Automated Phone System**.

pp. **APS Redemption** means any redemption of shares or units issued by an **Investment Company** which it requested through the telephone by means of information transmitted by an individual caller through use of a **Automated Phone System**.

qq. **APS Transaction** means any **APS Purchase, APS Redemption, APS Election** or **APS Exchange**.

rr. **Automated Phone System** means an automated system which receives and converts to executable instructions transmissions through the **Automated Phone System** through use of a touch-tone keypad or other tone system; and always excluding transmissions from a computer system or part thereof.

3. By adding the following Section after Section 4., Specific Exclusions-Applicable To All Insuring Clauses Except 1., 4., 5.:

Section 4.A.. Specific Exclusion-Applicable to Insuring Clause 16

This Bond does not directly or indirectly cover under Insuring Clause 16:

Loss resulting from:

a. the redemption of shares or units, where the proceeds of such redemption are made payable to other than:

(1) the shares or units of record,

(2) a person designated to receive redemption proceeds, or

(3) a bank account designated to receive redemption proceeds, or

b. the redemption of shares or units, where the proceeds of such redemption are paid by check mailed to any address, unless such address has either been designated the shareholder or unitholder by voice through an **Automated Phone System** or in writing, at least thirty (30) days prior to such redemption, or

c. the redemption of shares or units, where shareholder or unitholder of the ASSURED designated bank account of record.

This Endorsement applies to loss discovered after 12:01 a.m. on February 28, 2015.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: March 31, 2015   By _____

                                                              Authorized Representative

Endorsement No: 6

Bond Number: 82209632

NAME OF ASSURED: RAMIUS IDF LLC

_____

NAME OF ASSURED ENDORSEMENT

It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:

RAMIUS IDF LLC
RAMIUS IDF MASTER FUND LLC

This Endorsement applies to loss discovered after 12:01 a.m. on February 28, 2015.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: March 31, 2015   By _____
                                                 Authorized Representative

Effective date of
this endorsement/rider: February 28, 2015

FEDERAL INSURANCE COMPANY

Endorsement/Rider No. 7

To be attached to and
form a part of Policy No. 82209632

Issued to: RAMIUS IDF LLC

_____

COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS

It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other similar laws or regulations prohibit the coverage provided by this insurance.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

_____
Authorized Representative

FEDERAL INSURANCE COMPANY

Endorsement No.:   8

Bond Number: 82209632

NAME OF ASSURED: RAMIUS IDF LLC

_____
_____

AMENDING DEFINITION OF EMPLOYEE-FORMER EMPLOYEES ENDORSEMENT

It is agreed that this Bond is amended by adding to the definition of **Employee** in Section 1., Definitions, the following:

(8)   a natural person who resigns, retires or is terminated from the service of the ASSURED during the BOND PERIOD provided that this applies:

      a.   for a period of thirty (30) days subsequent to such resignation, retirement or termination but not beyond the date of expiration or termination of the Bond; and

      b.   if such resignation, retirement or termination has not arisen from or in connection with the discovery by the ASSURED of any actual or alleged dishonest, fraudulent or criminal act(s) of such person.

This Endorsement applies to loss discovered after 12:01 a.m. on February 28, 2015.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: March 31, 2015   By _____
                                                        Authorized Representative

ICAP Bond
Form 17-02-2335 (Ed. 10-00)

Effective date of
this endorsement/rider: February 28, 2015   **FEDERAL INSURANCE COMPANY**

Endorsement/Rider No.   9

To be attached to and
form a part of Bond No.   82209632

Issued to: RAMIUS IDF LLC

_____
_____

DELETING VALUATION-OTHER PROPERTY AND AMENDING CHANGE OR MODIFICATION
ENDORSEMENT

In consideration of the premium charged, it is agreed that this Bond is amended as follows:

1.   The paragraph titled Other Property in Section 9, Valuation, is deleted in its entirety.

2.   The third paragraph in Section 16, Change or Modification, is deleted in its entirety and replaced
with the following:

    If this Bond is for a joint ASSURED, no change or modification which would adversely affect the
rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been
furnished to all insured **Investment Companies** and the Securities and Exchange Commission,
Washington, D.C., by the COMPANY.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the
terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

_____
Authorized Representative

PROPOSED RESOLUTION
~ Collective Voting by All Managers – All Funds ~

Annual Renewal of Fidelity Bond and Joint Insured Fidelity Bond Agreement

Proposed Actions:

RESOLVED, that the Board of Managers, including all of the Independent Managers, hereby ratifies the renewal of the fidelity bond issued by Chubb Group of Insurance Companies (the "Fidelity Bond") covering any employee of the insured, as such term is defined by the Fidelity Bond, in accordance with the requirements of Rule 17g-1 under Section 17(g) of the 1940 Act and maintained jointly by the Funds in the amount of $750,000 and determines that the Fidelity Bond is reasonable in form and amount, after having given due consideration to the value of the estimated aggregate assets of the Funds and the other named insured to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets and the nature of the securities held by the Funds and the other named insured; and further

RESOLVED, that the total amount of coverage under the Fidelity Bond is at least equal to (i) the amount of coverage which the Funds would have been required to provide and maintain individually pursuant to Rule 17g-1(d)(1) had the Funds not been named as joint insureds in the Fidelity Bond, plus (ii) such other amounts of coverage that other insured parties would have had to provide and maintain pursuant to federal statutes or regulations had such other parties not been covered by the Fidelity Bond; and further

RESOLVED, that the Board of Managers, including all of the Independent Managers, hereby ratifies and approves the Fidelity Bond and ratifies the payment by the Funds of the annual premium on the Fidelity Bond, after giving due consideration to all relevant factors, including, but not limited to, the number of other insured parties, the nature of the business of such other parties, the amount of the coverage under the Fidelity Bond, and the ratable allocation of the premium among parties named as insureds, based on the relative assets of such parties; and further

RESOLVED, that in the event that the amount of coverage under the Fidelity Bond is required in the future to be increased in order to satisfy the minimum bonding requirements of Rule 17g-1 under the 1940 Act, and officer of the Funds be, and hereby is, authorized to increase the amount of the Fidelity Bond coverage to comply with such requirements and to allocate any additional premium payable on the Fidelity Bond among the Funds and the other named insured based on their relative assets; and further

RESOLVED, that the Chief Financial Officer of the Funds is herby designated to make all filings with the SEC and to give all notices on behalf of the Funds required by paragraph (g) of Rule 17g-1 promulgated under the 1940 Act; and further

RESOLVED, that the Joint Insured Agreement previously entered into by the Funds, shall continue to define the rights and responsibilities of the insureds with respect to the Fidelity Bond and the sharing of recoveries thereunder in the event of a loss incurred by the named insureds.

The annual premium of $1,500 was paid for the period commencing February 28, 2015 and ending February 28, 2016.

Joint Insured Agreement

WHEREAS, Ramius IDF LLC and Ramius IDF Master Fund LLC (the "Funds") are each non-diversified, closed-end management investment companies registered as such under the Investment Company Act of 1940, as amended (the "1940 Act"); and

WHEREAS, the Funds are required to provide and maintain a fidelity bond pursuant to Rule 17g-1 under the 1940 Act; and

WHEREAS, paragraph (b) of Rule 17g-1 provides that the fidelity bond may be in the form of a joint insured bond covering the Funds; and

WHEREAS, the Board of Managers of each Fund (the "Managers"), including a majority of those Managers who are not "interested person" (as that term is defined by the 1940 Act) of the Fund, have made the determinations required by Rule 17g-1, including those provisions specifically applicable to a joint insured bond;

NOW, THEREFORE, the Funds hereby agree as follows:

1. The Funds will each pay a portion of the premiums for the joint insured fidelity bond which is allocated to each party pro rata according to the percentage the party's net assets bears to the aggregate net assets of all the insured parties.

2. In the event recovery is received under the joint insured bond as a result of a loss sustained by more than one of the insured parties, each party shall receive an equitable and proportionate share of the recovery, but such recovery shall be in an amount at least equal to the amount which such party would have received had it provided and maintained a single insured bond with the minimum coverage required by paragraph (d)(1) of Rule 17g-1 under the 1940 Act.

This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

Dated: April 6, 2015

Ramius IDF LLC
By: /s/ Stuart Davies
Name: Stuart Davies
Title: Principal Manager

Ramius IDF Master Fund LLC
By: /s/ Stuart Davies
Name: Stuart Davies
Title: Principal Manager